EXHIBIT 99.1

MTS Announces That It Has Received A Notice From Alpha Capital Anstalt That It Has Waived Its Requirement That Roger Challen, A Non-Employee Director, Enter Into A Lock-Up Agreement

RA'ANANA, Israel / River Edge, NJ, USA - October 18, 2018 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, announced today that it has been informed by Alpha Capital Anstalt and Roger Challen, a non-employee director of the Company, that Alpha Capital has waived the requirement contained in a Share Purchase Agreement executed between the Company and Alpha Capital on September 6, 2018 that provided for Mr. Challen entering into a lock-up agreement with respect to the ordinary shares of the Company beneficially owned by him for a period of nine months after the closing of a proposed financing by Alpha Capital. The entry into a lock-up agreement was condition to closing of the proposed financing which is subject to shareholder approval at an Annual General Meeting of Shareholders scheduled for Sunday October 21, 2018. Mr. Challen has notified the Company that he intends to vote in favor of the financing transaction.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar

CFO

Tel: +972-9-7777-540

Email: ofira.bar@mtsint.com